FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR June 24, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                    FORM 27

                 MATERIAL CHANGE REPORT UNDER SECTION 85(1)
                  OF THE SECURITIES ACT (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      June 23, 2005

3.    Press Release
      -------------

      June 23, 2005

4.    Summary of Material Change
      --------------------------

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today it has signed its first third party commercial plant license agreement. The agreement, with Megacity Recycling, Inc., provides for a 200 tpd plant to be located in Ontario, Canada. This license follows the completion of feasibility studies and the memorandum of understanding between the Companies executed and announced in March of this year. The location for the licensed plant will be announced after completion of the final evaluation of two potential sites in Ontario by the parties in the near future.

The licensing of the first commercial plant by DynaMotive is another key milestone in the Company's path to market; it was reached after more than two years of development efforts and cooperation with Megacity Recycling. During the development stage, Megacity and DynaMotive reached an in-depth understanding of the large market potential that could be realized through the development of industrial fuels from biomass.

DynaMotive confirmed that the licence fee for the 200 tpd plant is based on a capacity factor and further established future royalty fees based on production and market value of output. Market value is defined as the gross revenues from commercial sales of BioOil, char or other by-products including heat or power produced at the site using the application of DynaMotive's technology. The licensing agreement further envisages technical support activities and access to plant upgrades and future products developed from BioOil during the lifetime of the project.

DynaMotive and Megacity also confirmed that they are working on the development of future biomass power and BioOil production projects and that Megacity has acquired an option for a further 200 tonnes per day plant to be developed in 2006. The intent of the parties is to conduct a series of project studies that will:

      - develop a portfolio of green energy projects;
      - evaluate opportunities for implementing fast pyrolysis BioOil plants;
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      - investigate the potential for fast pyrolysis to provide green power generation and investment opportunities

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 23rd day of June 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                    (signed)           "Andrew Kingston"
                                        Andrew Kingston
                                        President & CEO



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IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO
BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - June 23, 2005

            DynaMotive Achieves Another Commercial Milestone By
        Licensing a New 200 Tonnes Per Day Plant to Megacity Recycling

Vancouver, B.C. - DynaMotive Energy Systems Corporation (OTCBB:DYMTF) announced today it has signed its first third party commercial plant license agreement. The agreement, with Megacity Recycling, Inc., provides for a 200 tpd plant to be located in Ontario, Canada. This license follows the completion of feasibility studies and the memorandum of understanding between the Companies executed and announced in March of this year. The location for the licensed plant will be announced after completion of the final evaluation of two potential sites in Ontario by the parties in the near future.

The licensing of the first commercial plant by DynaMotive is another key milestone in the Company's path to market; it was reached after more than two years of development efforts and cooperation with Megacity Recycling. During the development stage, Megacity and DynaMotive reached an in-depth understanding of the large market potential that could be realized through the development of industrial fuels from biomass.

DynaMotive confirmed that the licence fee for the 200 tpd plant is based on a capacity factor and further established future royalty fees based on production and market value of output. Market value is defined as the gross revenues from commercial sales of BioOil, char or other by-products including heat or power produced at the site using the application of DynaMotive's technology. The licensing agreement further envisages technical support activities and access to plant upgrades and future products developed from BioOil during the lifetime of the project.

DynaMotive and Megacity also confirmed that they are working on the development of future biomass power and BioOil production projects and that Megacity has acquired an option for a further 200 tonnes per day plant to be developed in 2006. The intent of the parties is to conduct a series of project studies that will:

      - develop a portfolio of green energy projects;
      - evaluate opportunities for implementing fast pyrolysis BioOil plants;
      - investigate the potential for fast pyrolysis to provide green power generation and investment opportunities

Dynamotive's technology has the support of Technology Partnership Canada, a key instrument of Canada's Innovation Strategy. TPC makes strategic, conditionally repayable investments in great Canadian ideas, which are the currency for success in the 21st century. TPC's critical and timely investments in research and development promote innovation, commercialization, sustainable development and increased private sector investment.

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char.

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: investor@DynaMotive.com       Website: www.DynaMotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.
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